19010361

SEC Mail Processing Section
MAR 12 2019
Washington DC
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SEC FILE NUMBER
8-49005

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Laidlaw & Company (UK) Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 5th Ave, 12th Floor
(No. and Street)

New York (City) NY (State) 10175 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Coolong 212-697-5200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – *if individual, state last, first, middle name*)

2 Seaview Boulevard (Address) Port Washington (City) NY (State) 11050 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, John Coolong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Laidlaw & Company (UK) Ltd., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John Coolong
Signature

CFO
Title

Notary Public

MICHAEL H. FERENCE
Notary Public, State of New York
No. 02FE5067379
Qualified in New York County
Certificate Filed in New York County
Commission Expires October 15, 2023

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAIDLAW & COMPANY (UK) LTD.

STATEMENT OF FINANCIAL CONDITION
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2018

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and the Board of Directors
Laidlaw & Company (UK) Ltd.
New York, New York

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Laidlaw & Company (UK) Ltd. as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Laidlaw & Company (UK) Ltd. as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of Laidlaw & Company (UK) Ltd.'s management. Our responsibility is to express an opinion on Laidlaw & Company (UK) Ltd.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Laidlaw & Company (UK) Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Lilling & Company LLP

We are uncertain as to the year we began serving consecutively as the auditor of Laidlaw & Company (UK) Ltd.'s financial statements; however, we are aware that we have been Laidlaw & Company (UK) Ltd.'s auditor consecutively since at least 2001.

Port Washington, New York
March 11, 2019

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065

LAIDLAW & COMPANY (UK) LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$ 723,689
Due from broker	877,001
Accounts receivable	314,071
Securities owned, at fair value	438,498
Due from related parties	2,174,856
Property and equipment, net	629,668
Other assets	1,410,844
	$ 6,568,627

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable, accrued expenses and other liabilities	$ 1,376,549
Deferred rent	910,290
Income taxes payable, including deferred taxes of $60,000	176,000
	$ 2,462,839

Stockholder's equity

Common stock, $1.45 par value; 687,241 ordinary shares authorized and outstanding	999,455
Paid-in capital	1,949,776
Retained earnings	1,156,557
	4,105,788
	$ 6,568,627

See notes to financial statements

LAIDLAW & COMPANY (UK) LTD.

STATEMENT OF FINANCIAL CONDITION
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2018

1. ORGANIZATION AND NATURE OF BUSINESS

Laidlaw & Company (UK) Ltd. (the "Company") is a Broker-Dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). The Company is incorporated in the United Kingdom as a Private Limited company. The Company has offices in London (United Kingdom), New York, Florida, Connecticut, Massachusetts, and California and its customers are located throughout the United States and the United Kingdom. The U.S. dollar is the functional currency of the company.

The Company does not carry securities accounts for customers or perform custodial services and operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Company clears customer transactions on a fully disclosed basis with INTL FC Stone Financial Inc. ("INTL FC Stone"). For the year ended December 31, 2018 the Company generated revenue from commissions, investment banking fees, trading income, interest income, and service charge, clearing fee and other income.

For the year ended December 31, 2018 there were no liabilities subordinated to claims of general creditors. For the year ended December 31, 2018 there was no change in shares issued or outstanding.

The Company is wholly owned by Laidlaw Holdings PLC ("Parent"). The Parent owns Laidlaw Asset Management LLC ("LAM"), a registered investment adviser, Laidlaw & Company International Ltd. ("International"), a financial services firm registered with the Financial Conduct Authority ("FCA") in the United Kingdom, and Laidlaw Private Equity LLC ("LPE"), a private equity firm (collectively, the "Affiliates"). The Company is involved in significant financing and other transactions with the Parent and Affiliates. See note 4 for further discussion of related party transactions.

2. SUMMARY OF SIGNIFICANT ACCCOUNTING POLICIES

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). The Company is engaged in a single line of business as a securities broker-dealer, which primarily includes several classes of services. The Company's primary business activities consist of retailing corporate equity securities over-the-counter, acting as an underwriter or selling as a group participant of corporate securities, acting as a placement agent in the private placement of securities, and providing

investing advisory services.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. The Company adopted using the modified retrospective method for all contracts, which requires a cumulative effect adjustment upon adoption. The Company concluded that was no material impact to the recognition and measurement of its contracts with its customers and measurement of its contracts with its customers upon adoption, and therefore, no adjustment to beginning retained earnings as of January 1, 2018 was recorded.

The primary sources of revenue for the Company are as follows:

Investment Banking

The Company earns underwriting revenues by providing capital raising solutions for corporate clients through private placements, follow-on offerings, initial public offerings, and private investments in public entities. Generally, the Company's performance obligation is to raise capital for its clients. Underwriting revenues are recognized at a point in time on trade date, as the Company's client receives the funds that were raised by the Company. These fees are generally received within 90 days after the transactions are completed. Transaction-related expenses, primarily consisting of legal, travel and other costs directly associated with the transaction, are recognized in the same period as the related investment banking revenue.

Revenue from financial advisory services includes fees generated in connection with mergers, acquisitions and restructuring transactions and such revenue and fees are primarily recorded at a point in time when the services for the transactions are completed and income is reasonably determinable, generally as set forth under the terms of the engagement. Payment for advisory services is generally due upon a completion of the transaction or a noted milestone. Generally, the Company's performance obligation is to provide advisory services to its clients.

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction; the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Generally, commissions are charged to the client on the trade date.

Service Charge, Clearing Fee and Other Income

Service Charges and Clearing Fees are generated in connection with generating commission revenue including fixed fees per trade, mailing statements, and other service charges. The Company recognizes this revenue when the related commission revenue is earned. Generally, the Company's performance obligation is to complete the trade and perform these services and the client is charged as the Company completes the tasks.

Trading Income

Trading Income consists of realized and unrealized gains. From time to time the Company receives warrants in connection with investment banking deals. Trading income is primarily generated when the Company sells these warrants, when they are in the money. Securities transactions are recorded on a trade date basis. Realized gains and losses on securities sold are accounted for a specific identification basis.

Securities Owned, at Fair Value

Securities owned are recorded at fair value as discussed in note 3.

Interest Income

Interest Income consists of interest earned primarily from margin debits from clients borrowing from INTL FC Stone. Interest income is recognized on the accrual basis.

Income Taxes

Deferred income taxes are recorded for differences between tax and financial statement basis. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted

tax laws and rates. Deferred Tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At December 31, 2018, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United Kingdom and the United States and in state and local jurisdictions, and the tax years from 2015 to 2018 remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

On December 22, 2017, tax reform legislation formally known as the Tax Cuts and Jobs Act (the "Act") was enacted, which significantly revised the U.S. corporate income tax system. The Act lowered the Federal corporate income tax rate from 35% to 21%, effective January 1, 2018.

Property and Equipment

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided using the straight-line method for financial statement reporting purposes over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the asset.

Foreign Currency Translations

Assets and Liabilities denominated in foreign currencies (British Pounds Sterling) are translated at year end rates of exchange and Income Statement items denominated in foreign currencies (British Pounds Sterling) are translated at month-end rates of exchange. Gains or Losses resulting from foreign currency transactions are included in Net Profit.

Concentration of Credit Risk

The responsibility for processing customer activity rests with the Company's clearing firm, INTL FC Stone. The Company's clearing and execution agreement provides that INTL FC Stone's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, INTL FC Stone records customer transactions on a settlement date basis, which is generally two business days after the trade date. INTL FC Stone is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case INTL FC Stone may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by INTL FCStone is charged back to the Company.

The Company, in conjunction with INTL FCStone, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. INTL FCStone establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and amounts due from broker dealers. The Company maintains cash and money market balances with commercial banks and other major institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation limits.

Use of Estimates

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

Accounting Standards Update 2016-02, Leases, was issued to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities, including leases classified as operating leases under current GAAP, on the balance sheet and requiring additional disclosures about leasing arrangements. An entity can apply the new leases standard retrospectively to each prior reporting period presented or with the cumulative effect of initially applying the standard recognized at the date of initial application in retained earnings. We plan to use the latter approach. This standard was effective on January 1, 2019, and we adopted it on that date. We expect to record a right-of-use asset of approximately $11,400,000, a lease liability for operating leases of approximately $12,300,000, and write-off deferred rent of approximately $900,000 on our

Statement of Financial Condition as of January 1, 2019. Our accounting for capital leases will remain substantially unchanged.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes or modifies certain current disclosures, and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows. Certain disclosures in ASU 2018-13 will need to be applied on a retrospective basis and others on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact that ASU 2018-13 will have on its related disclosures.

Subsequent Events

The Company has performed an evaluation of events that have occurred subsequently to December 31, 2018 and through March 11, 2019, the date of the filing of this report. All subsequent events requiring recognition or disclosure have been incorporated in these financial statements.

3. FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows. For the year ended December 31, 2018 there were no changes in valuation methodology.

Common Stock & Equity Traded Funds: Securities traded on a registered U.S securities exchange are valued based on the last sale price of the security reported on the principle exchange on which it is traded, prior to the time when the Company's assets are valued. In the absence of a sale, the security is valued at the last sale price on the prior trading day, if it is within the spread of the current day's closing "bid" and the "asked" prices, and if not, at the current day's closing bid price. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Securities that are traded in inactive markets are categorized in Level 2 of the fair value hierarchy.

Mutual Funds: Valued at the daily closing price as reported by the fund. The mutual funds held by the plan are deemed to be actively traded. These are categorized in Level 1 of the fair value hierarchy.

Convertible Note: Investments in public companies also consist of direct private debt investments. The transaction price, excluding transaction costs, is typically the Company's best estimate of fair value at inception. When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values in the investment's principal market under current market conditions. Ongoing reviews by the Company's management are based on an assessment of trends in the performance of each underlying investment from the inception date through the most recent valuation date. These are categorized in Level 3 of the fair value hierarchy.

Warrants: Warrants are valued at intrinsic value. At December 31, 2018, the Company valued all warrants at $0. If any, these are valued in Level 2 of the fair value hierarchy.

The Company's policy is to recognize transfers between Level 1 and Level 2 and into and out of Level 3 as of the date of the event or change in circumstances that caused that transfer. For the year ended December 31, 2018, there were no significant transfers between Level 1 and Level 2 and no transfers in or out of Level 3.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Common Stock				
Medical Device	$232,965	$0	$0	$232,965
Telecommunications	1,849	23	0	1,872
Mutual Fund				
Fixed Income	27,564	0	0	27,564
Money Market	1,542	0	0	1,542
Exchange Traded Fund				
Large Cap	12,414	0	0	12,414
Mid Cap	4,504	0	0	4,504
International	4,027	0	0	4,027
Small Cap	3,610	0	0	3,610
Convertible Note	0	0	150,000	150,000
Securities Owned, at Fair Value	$288,475	$23	$150,000	$438,498

The following table summarizes and displays the changes in Level 3 assets that were accounted for at fair value, for the year ended December 31, 2018.

	Convertible Note
Balance, January 1, 2018	$ 0
Purchases	150,000
Unrealized Gain/Loss	0
Transfers In	0
Transfers Out	0
Balance, December 31, 2018	$150,000

4. RELATED PARTIES

The Company acts as a participating dealer in the sale of member interests of various special purpose vehicles ("SPV") of which Laidlaw Private Equity LLC ("LPE") holds a controlling interest in the SPV's member manager. LPE is an affiliate under common ownership of the Company. The Company receives placement fees from the SPV for the sale of such member interests.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2018.

ASSETS:

Laidlaw Holdings PLC.:	
Loan Receivable – Laidlaw Holdings PLC.	$ 1,046,397

From time to time the Company pays bills and other items on behalf of the Parent.

Laidlaw & Company International Limited:	
Loan Receivable – Laidlaw & Company International Limited	$ 157,207

The Company facilitates trades in European markets, on behalf of its customers, through International's FCA license. International facilitates trades in the United States' markets, on behalf of its customers, through the Company, which is a registered Broker-Dealer. The Companies agree on upon the amount of commissions to allocate to each other. In addition, the Companies share office space, staff, and other resources. The Companies agree on upon the amount of these expenses to allocate to each other.

Laidlaw Asset Management, LLC.:	
Loan Receivable - Laidlaw Asset Management, LLC	$ 971,251

From time to time the Company pays bills and other items on behalf of LAM

The Company has invested approximately $54,000 in accounts held at Charles Schwab that are managed by LAM. These accounts are included in Investments at fair market value in the Statement of Financial Position.

Total Due from related parties:	$ 2,174,856
These amounts are due on demand and due to not bear interest.	

Advances to Employees and Officers:	$ 421,450

Advances to employees are included in Other Assets on the Statement of Financial Condition.

5. DUE FROM BROKER

Due from Broker at December 31, 2018, consist of the following:

Receivable from Clearing Organizations	$ 826,967
Deposit with Clearing Organizations	50,034
	$ 877,001

6. PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following at December 31, 2018:

Leasehold improvement	$ 1,409,353
Computer equipment	879,521
Furniture and fixtures	845,971
	3,134,845
Less: accumulated depreciation and amortization	(2,505,177)
	$ 629,668

7. INCOME TAXES

The current and deferred portions of income tax expense included for the year ended December 31, 2018 as determined in accordance with FASB ASC 740 are as follows:

	Current	**Deferred**	**Total**
Federal	$84,330	$20,800	$105,130
State and Local	$45,548	$11,200	$56,748
	$129,878	$32,000	$161,878

No interest or penalties were recognized for the year ended December 31, 2018. The following represents the approximate tax effect of each significant type of temporary difference giving rise to the deferred income tax liability.

Deferred Tax Asset	
Charitable Contributions	$90,000
Deferred Tax Liability	
Property & Equipment	$150,000
Deferred Tax Liability, net	$60,000

8. RETIREMENT PLAN

The Company sponsors a 401(k) defined contribution plan. All employees meeting minimum age and length of service requirements are eligible to participate. Employees can contribute a percentage of their salary up to amounts specified by the plan agreement, capped by annual limits set by the Internal Revenue Service. Matching contributions may be made at the discretion of the Company. The Company did not make a matching contribution for the plan year ended December 31, 2018.

9. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space and certain equipment under various non-cancellable operating leases. The leases expire through March 31, 2028 and the

leases call for monthly payments and specified escalations on the office leases. Rent expense is presented net of sublease income received from subletting office space.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of December 31, 2018 are as follows:

Year ending December 31	
2019	$ 1,680,000
2020	1,715,000
2021	1,596,000
2022	1,578,000
2023 and thereafter	9,962,000
	$16,531,000

Litigation

The Company has been named as a defendant in a number of actions relating to its activities as a broker-dealer including civil actions and arbitrations. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations. Although the ultimate outcome of these matters involving the Company cannot be predicted with certainty, management believes it has meritorious defenses to all such actions and intends to defend each of these actions vigorously. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company the ultimate resolution of such actions against the Company will have no material adverse effect on the Company's financial condition.

Regulatory

On June 6, 2016 the Company received an Examination disposition letter with regards to the 2015 FINRA Examination. The examination exceptions were referred to FINRA's Department of Enforcement and the examination was completed on December 7, 2018. The Company believes that action, if any, taken by FINRA will not have a material effect on the Company's financial condition and operations.

On August 1, 2018, the Company received correspondence from the SEC relating to their onsite examination of the Company. The Company has responded to the SEC and is awaiting their response. The Company believes that action, if any, taken by the SEC will not have a material effect on the Company's financial condition and operations.

Guarantees

ASC Topic 460, "Guarantees" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Letter of Credit

First Republic Bank issued an irrevocable standby letter of credit for $629,610 on the Company's behalf to SL Green Realty Corporation, in connection with the Company's Security Deposit on its corporate headquarters. The Company holds a Certificate of Deposit which collateralizes that letter of credit. The Certificate of Deposit of approximately $638,000 is recorded in Other Assets on the Statement of Financial Condition.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $(267,236) which was $(427,425) in deficit of its required net capital of $160,189. The Company had a percentage of aggregate indebtedness to net capital of (899) % as of December 31, 2018.

On February 28, 2019, the Parent repaid $650,000 of the amount it owed to the Company.

SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2018

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and the Board of Directors
Laidlaw & Company (UK) Ltd.
New York, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Laidlaw & Company (UK) Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Laidlaw & Company (UK) Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii), (exemption provisions) and (2) Laidlaw & Company (UK) Ltd. stated that Laidlaw & Company (UK) Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Laidlaw & Company (UK) Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Laidlaw & Company (UK) Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Port Washington, New York
March 11, 2019

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065

Laidlaw & Company (UK) Ltd.

Investment Banking
Wealth Management
Advisory Services

Member FINRA, SIPC

Exemption Report

To the best of our knowledge and belief,

(1) Laidlaw & Company (UK) LTD is exempt under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3;

(2) Laidlaw & Company (UK) LTD met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 without exception throughout the most recent fiscal year ended December 31, 2018.

John Coolong
Chief Financial Officer
March 11, 2019

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Shareholder and the Board of Directors
Laidlaw & Company (UK) Ltd.
New York, New York

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Laidlaw & Company (UK) Ltd. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018 noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Port Washington, New York
March 11, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12-31-2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

53731 FINRA DEC
LAIDLAW & COMPANY (UK) LTD.
521 5TH AVE- 12TH FLOOR
NEW YORK, NY 10175

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
MIKE MARINO 212-953-4961

2. A. General Assessment (item 2e from page 2) $47,166

B. Less payment made with SIPC-6 filed (exclude interest) (27,580)
7-25-2018
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $19,586

G. PAYMENT: √ the box
Check mailed to P.O. Box [✓] Funds Wired [ ] ACH [ ]
Total (must be same as F above) $19,586

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Laidlaw & Company (UK) Ltd.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller/FINOP
(Title)

Dated the 28 day of February, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/18
and ending 12/31/18

Item No.	Eliminate cents
2a. *Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)*	$34,037,334
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	7,130
(2) *Revenues from commodity transactions.*	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	14,030
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) *Net gain from securities in investment accounts.*	2,250,861
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	93,684
(8) *Other revenue not related either directly or indirectly to the securities business.* (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	59,451
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, *Code 4075 plus line 2b(4) above) but not in excess* of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $335,328	
Enter the greater of line (i) or (ii)	
Total deductions	2,760,484
2d. SIPC Net Operating Revenues	$31,276,851
2e. General Assessment @ .0015	$46,915
	(to page 1, line 2.A.)